Mail Stop 3561

October 19, 2009

Mr. Charles J. Stubbs
Chief Executive Officer
Primedia Inc.
3585 Engineering Drive
Norcross, Georgia 30092

      Re: Primedia Inc.
             Form 10-K for the year ended December 31, 2008
             Filed March 16, 2009
             File No. 1-11106

Dear Mr. Stubbs:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Selected Quarterly Data, page 35

1. We note from the disclosures in the notes to your financial statements and MD&A that your results of operations for both 2008 and 2007 include various material non-recurring and unusual items such as gains and losses from sales of discontinued operations, restructuring charges and charges related to the settlement of litigation. In future filings, please revise to discuss the nature and amounts of such items that are included in the various quarterly periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

2. Also, we note that you present the measure "gross profit" in your selected quarterly data but do not disclose this measure in the Company's consolidated statement of operations. In future filings, please revise to explain how this measure is calculated or determined or eliminate the presentation of this measure for consistency with your financial statement presentation.

Primedia Inc and Subsidiaries Consolidated Financial Statements
Consolidated Balance Sheet
Note 7. Goodwill and Other Intangible Assets

3. We note from the Company's discussion of its critical accounting policies and estimates in MD&A that the Company performs its annual impairment testing of goodwill on October 31 of each fiscal year. We also note the disclosure indicating that a decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. Given the significant declines in net revenues experienced by the Company during the three and six month periods ended June 30, 2009 and the net losses from continuing operations experienced during each of these periods as well as the continued unfavorable revenue outlook for the remainder of 2009 as described in your Form 10-Q for the quarter ended June 30, 2009, please explain in detail why you have not performed an updated impairment analysis with respect to your goodwill as of June 30, 2009 pursuant to the guidance in paragraph 28 of SFAS No.142. If you do not believe there has been an adverse change in the business climate since the date of your most recent annual goodwill impairment test in October of 2008, please tell us and explain in

MD&A in future filings your basis for this conclusion.

4. Also, in light of the Company's depressed market capitalization as indicated by the recent trading price of its common shares, and the continued pressure on revenues and net earnings described in "2009 Business Trends and Outlook" section of your Form 10-Q for the quarter ended June 30, 2009, supplementally advise us and expand your disclosure in future filings to describe the most significant assumptions used in your cash flow analysis prepared for purposes of assessing potential impairments in goodwill. Your response and your revised disclosures should include any projected revenue and cost increases used in this analysis and should also discuss how actual results compare to your most recent projections. Your response and your revised discussion should also explain how any differences are expected to affect future cash flow projections and your resulting goodwill impairment analysis. We may have further comment upon receipt of your response.

Note 3. Divestitures

5. Given the significant number of operations that have been classified in the Company's financial statements as discontinued operations during the various periods presented in the Company's consolidated statement of operations, as well as the overall materiality of the amounts reflected in this line item for the periods presented, please provide us with and disclose in future filings, a tabular summary of the various amounts comprising the line item "Discontinued Operations" during each period presented. Separate disclosure should be provided of the results of operations of the various components that have been classified as discontinued operations, the gains and losses generated on the sale of each operation along with the related tax effect, as well as any other items that have been reflected in discontinued operations such as the litigation settlement charges that are disclosed in Note 20. We may have further comment upon review of your response.

Note 9. Accrued Expenses and Other

6. We note from the disclosure included in Note 9 that the Company had accrued

"divestiture reserves" aggregating $5,061 at December 31, 2007. Please tell us and revise future filings to explain the specific operations to which these divestitures reserves relate and explain the facts or circumstances that required the establishment of these reserves at December 31, 2007. Also, please explain the nature and timing of the facts or circumstances that resulted in the decline in these divesture reserves to $0 at December 31, 2008. We may have further comment upon receipt of your response.

Note 11. Income taxes

7. We note from the disclosure in Note 11 that during the fourth quarter of 2007, the Company recorded an increase to its FIN 48 liability and a corresponding charge to income taxes applicable to discontinued operations of $7.5 million resulting form a change in estimates related to income taxes previously taken. We also note that the changes in estimates were the result of new information having an impact on tax positions that became available to the Company during the fourth quarter. Please tell us in further detail the specific nature of the new information that became available to the Company during the fourth quarter of 2007 which resulted in the change in estimate with regards to the Company's FIN 48 liability and the provision for income taxes applicable to discontinued operations. Also, please explain why this information was not available to the Company in periods prior to the fourth quarter of 2007.

Note 13. Employee Benefit Plans

8. Based on the disclosures outlined in Note 13 to the Company's financial statements, it does not appear that all of the disclosures required by SFAS No.123(R) have been provided in the Notes to the Company's financial statements. Please revise the notes to the Company's financial statements to include the following additional disclosures in future filings:

- The total intrinsic value of options exercised during each period presented in the statement of operations and the fair value of shares that vested during each period.
- The total intrinsic value of fully vested shares/options and options expected to vest at the date of the most recent balance sheet.
- The total intrinsic value of options currently exercisable as of the date of the most recent balance sheet.

Refer to the disclosure requirements outlined in paragraph A240 of SFAS No.123(R).

Other

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Charles J. Stubbs
Primedia Inc.
October 19, 2009
Page 6

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Kim R. Payne, CFO
(678) 421-3400